KNIGHTSBRIDGE TANKERS LIMITED
Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08
Bermuda

July 25, 2011
BY EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Knightsbridge Tankers Limited Registration Statement on Form F-3 (No. 333- 175125)

Ladies and Gentlemen:

The undersigned registrant hereby requests that the effectiveness of the above captioned Registration Statement, filed with the Securities and Exchange Commission (the "Commission") on Form F-3 on June 24, 2011 and amended on July 20, 2011, be accelerated so that it will be made effective at 4:00 p.m. Eastern Daylight Time on July 27, 2011, or as soon thereafter as practicable, pursuant to Rule 461(a) of the Securities Act of 1933, as amended (the "Act").

The undersigned registrant hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the undersigned registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the undersigned registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The undersigned registrant is aware of its obligations under the Act.

Yours truly,

KNIGHTSBRIDGE TANKERS LIMITED

By:	/s/ Ola Lorentzon
Name: Ola Lorentzon
Title: Chief Executive Officer

SK 01655 0002 1214372